Exhibit 4.4

Bunzl plc 110 Park Street London W1K 6NX
Tel 020-7495 4950 Fax 020-7495 2527

19 January 2005

Mr C P Sander

PRIVATE

FOR THE ATTENTION OF THE ADDRESSEE ONLY

Dear Christoph

Further to our discussion I am pleased to confirm the following terms and conditions of your employment as Managing Director, Bunzl Outsourcing Services, Europe and Australasia.

The following terms and conditions of employment with Bunzl plc (“the Company”) replaces all previous statements and agreements between yourself and the Company and/or any of its subsidiaries (together “the Bunzl Group”), including but not limited to the letters dated 23 February 1994, 12 September 2000 and 6 January 2003.

Position	Managing Director, Bunzl Outsourcing Services, Europe and Australasia reporting to the Chief Executive of the Company. You will perform and render such duties and services as are customarily performed and rendered by somebody holding such a position and shall perform such other duties as may from time to time be reasonably assigned to him by the Company’s Board of Directors (the “Board”) that may be required from you consistent with the responsibilities and authority of your position.

You undertake, to comply with the advice, directions, orders, policies, regulations and standards of the Company and the Board as promulgated from time to time and shall not directly or indirectly carry on any other business activities without the prior written consent of the Board which may be withheld in the Board’s sole discretion.

Registered in England No. 358948. Registered office as above.

You may be required in the course of your employment to be engaged in work on behalf of the Company or any member of the Bunzl Group from time to time.

You will devote your entire work time, attention, knowledge, skills, energies and best efforts to the performance of your duties and services under the terms of your appointment and to the furtherance of the business and interests of the Company.

You will report to the Chief Executive of the Company.

Hours of Work	You agree that the nature of your employment including your seniority and the scope of your responsibilities is such that your working time can be determined by you in a manner consistent with your employment. Accordingly, you have no normal working hours but are required to work during the Company’s normal business hours and for such other hours as are necessary to discharge the duties and responsibilities of this position.

Salary	Your basic annual salary will be £400,000 per annum from the effective date of this letter as set out below. Salary is paid monthly on or around the 17th of each month by bank transfer and is subject to statutory deductions. Salary is deemed to accrue on a daily basis and is payable part in arrears and part in advance.

Your next salary review will be 1 January 2006 and annually thereafter on 1 January. Any revision shall not be less than the existing rate prevailing prior to such review.

Effective date	1 January 2005.

Location	This appointment will be based at Epsom Chase, 1 Hook Road, Epsom KT19 8TY. You will however be required to work in other locations, either on a temporary or on a permanent basis in accordance with the needs of the business. If however you are required to make a permanent move involving a relocation of your main home then the Company will offer you relocation assistance in accordance with the Company’s relocation policy in force at the time.

You will be required to undertake substantial travelling and to attend at various locations on a world-wide basis in accordance with the requirements of your duties.

Continuous Employment	Your continuous period of employment within the Bunzl Group commenced on 1 September 1993.

Bonus Scheme	For 2005 your bonus will be based on the usual scheme as shown in the accompanying letter.

Details of any future scheme for which you are eligible will be provided to you at the relevant time. The Company reserves the right to alter the terms of, replace or withdraw any bonus scheme within its sole discretion.

In addition you will be a member of the Bunzl plc Deferred Annual Share Bonus Scheme. Essentially, it provides for the bonus the Employee earns under the terms of the Standard Bunzl Outsourcing Services Executive Bonus Scheme to be doubled, subject to the total value of bonus earned in any one year being no more than 90% of basic annual salary for the year.

The amount of bonus earned under the Bonus Scheme will be paid in cash in the normal way. The amount in excess of this, up to the 90% of basic annual salary limit, will be paid in the form of Bunzl shares to be held in the Bunzl General Employee Benefit Trust and deferred until March 1 in the third year after the year in which the award is made.

Provided you remain in the employment of Bunzl for the full period of deferral the shares will automatically transfer to you on the expiry of the deferral period, subject to normal dealing rules constraints. There are certain limited provisions for the shares to transfer to you prior to the expiry of the deferral period, which are defined in the rules of the plan.

Long term incentive plan	You remain eligible to participate in the following Share Schemes for the Company in accordance with the rules of the various schemes, which are in force from time to time.

• Bunzl plc 2004 Long Term Incentive Plan. Options/performance shares are granted/awarded at the absolute discretion of the Remuneration Committee of the Board.

• Bunzl plc Savings Related Share Option Scheme.

The Company reserves the right to alter the rules, replace or withdraw such schemes at any time.

Pension	You will continue to be eligible to participate in the Bunzl Senior Pension Scheme (“BSPS”). Participation in the BSPS is subject to the terms of the trust deed and rules governing the BSPS as amended from time to time. Membership of this scheme is voluntary and contributory and the members’ contribution for BSPS is currently 9% of pensionable salary.

Your normal retirement date is 60 years of age.

BSPS membership entitles you to death in service life insurance cover in respect of yourself at four times your basic annual salary.

BSPS is contracted out of the State Earnings Related Pension Scheme and national insurance contributions of members are accordingly payable at the reduced rate. A contracting-out certificate is in force to this effect.

Pension Allowance	As your current salary exceeds the pensionable salary limit (“the Cap”), you are eligible to receive a salary supplement (“the Supplement”) equal to 20% of the difference between the Cap and your actual basic annual salary, in each case as amended from time to time. The Supplement is payable in 12 equal instalments with your normal monthly salary and is subject to normal statutory deductions. The Supplement does not count for the purposes of bonus calculations and is not in itself pensionable. Adjustments to the Supplement whether as a result of a change in the Cap or in your base salary will be automatically implemented by payroll.

As a further alternative or in addition to receiving the Supplement, the Company will provide (as long as no additional cost is incurred) all reasonable cooperation that you may request in procuring that payments are made to such alternative tax – advantageous retirement benefit scheme or schemes as may apply to you, and the Supplement and/or if you so request, your basic salary, shall be reduced pro rata to any such payments.

Vehicle	You will continue to be eligible for a car in accordance with the Company car policy. Selection is subject to authorisation by the Director of Group HR. Such vehicle is fully expensed for both business and private use.

You are required to ensure that such vehicle is maintained in good roadworthy order and in a condition which reflects positively on the Company. Any accidents involving injury or damage to the vehicle, no matter how minor, must be reported to the Company at the earliest opportunity.

Whenever using a Company allocated vehicle you must be in possession of a valid driving licence.

Alternatively you have elected to take a cash option applicable to your position (currently £9,500 per annum) in which event the Company expects you to maintain an appropriate vehicle to enable you to drive as and when necessary on Company business. You will be responsible for all road tax, maintenance, repair and other charges in connection with such vehicle. It must be insured on a comprehensive basis, including business use on behalf of the Company.

The cash option will be paid monthly in equal instalments with your normal pay but will not be included as pay in any calculation regarding bonus or pension rights. Having accepted the cash option you are required to commit to this for a period equivalent to the normal car lease i.e. four years. Business mileage will be reimbursed at the prevailing rate, currently 20p per mile.

Should you at any stage convert back to a Company allocated vehicle, you agree that any financial consequences of doing this will be for your own account and the Company will neither reimburse you for any additional costs you incur as a result of such a switch nor seek to recover from you any additional costs which the Company may incur as a result of the switch.

Holiday	You are entitled to 25 working days holiday per year.

In addition you will be entitled to public holidays in England with pay as they occur, currently totalling 8 days in a calendar year.

The Company reserves the right to designate days of holiday over the Christmas period.

All holidays must be approved in advance by your manager.

Holiday Pay	The holiday year runs from 1 January to 31 December and no holiday entitlement may be carried forward to subsequent years. Upon termination of employment for whatsoever reason and where the entire notice period is worked, pay in lieu of holiday entitlement not taken at the date of termination will be paid at the rate of 1/12th of the year’s entitlement for each complete calendar month of service rounded to the nearest whole day.

In the event that you are not required to work all or part of your notice period then holiday will be deemed to be taken during the period you are not required to work and therefore no payment will be made in respect of any outstanding holiday entitlement. If, at the date of termination of employment, holiday has been taken in excess of entitlement it is agreed that the Company may deduct an amount in respect of each excess day taken at the prevailing daily rate. Prevailing daily rate is calculated as 1/260th of your annual basic salary.

Expenses	You will be entitled to be reimbursed for all reasonable out of pocket expenses which you have properly incurred in accordance with generally applicable policies, regulations and standards of the Company and the Board in performing and rendering duties and services under the terms of your employment. Such reimbursement shall also be subject to compliance with procedures established by the Company for maintaining records and receipts reflecting the expenses incurred and reporting such information as the Board may request from time to time regarding such expenses.

Sickness	Should you be unable to attend for work due to sickness or injury you are entitled to receive sick pay in accordance with the rules of the Company scheme at your normal rate of pay up to an aggregate of 6 months in any consecutive 12 month period. This payment will discharge any entitlement you may have to Statutory Sick Pay. The Company may require you to provide medical certificates in accordance with the rules of the Sick Pay Scheme.

Notice to terminate shall not, however, be given either during or following a six month period specified under the section headed “Sickness” above where the giving of such notice may prejudice any actual or contingent entitlement to participate in the Long Term Disability Scheme as detailed below.

Long Term Disability Benefit	During the employment period you are covered by a Long Term Disability Scheme (“the LTD Scheme”) subject to the rules and conditions of the LTD Scheme from time to time in force. No warranty is given by the company that any claim you make will be accepted. No liability will attach to any such company if any claim be rejected in full or part.

If any your claim is accepted in whole or part, the company shall with immediate effect from such acceptance:

• No longer be under any obligation to pay any amounts or to provide any benefits to you other than those provided under the terms of the LTD Scheme rules applicable at the date of your claim.

• The Company shall automatically be entitled to appoint a successor to you to perform all or any of your duties.

provided that upon such acceptance and for so long as you receive benefits under the LTD scheme, the Company shall not give notice to terminate your employment under this agreement.

Medical	You are entitled to membership of the Corporate Health Plan (currently with Norwich Union) for yourself, your spouse and your dependants under the age of 21. This will be fully expensed by the Company with the exception of any tax liability assessed. Membership is subject to the terms and conditions of the Plan from time to time in force and without prejudice to the Company’s right to alter, replace or withdraw the benefit in its absolute discretion.

Grievance and Disciplinary Procedure	In the event you wish to raise any grievance relating to your employment you should apply in the first instance either orally or in writing to the Director of Group HR.

You will be given written reasons for any proposed disciplinary action or dismissal. You will be invited to attend a meeting with the Director of Group HR to consider such disciplinary decision or dismissal. The Director of Group HR will notify you of his decision. If you are dissatisfied with the decision you may appeal to the Chief Executive within 14 days of the Director of Group HR’s decision.

Data Protection Act	The Company will maintain a personal file relating to your employment. The information held on you, either in hard copy or on computer files, will include sensitive personal data as defined in Part l(ii) of the Data Protection Act 1998. You hereby give explicit consent (as defined in the Act) to the processing of personal and sensitive personal data for normal employment purposes.

You also consent to the transfer, storage and other processing (both electronically and manually) by the Company of any such data outside the European Economic Area (and in particular but without limitation to or in the United States and any other country in which the Company operates).

Health & Safety	You have particular responsibilities with regard to the management of health and safety of employees of the Company and others who are affected by acts of the Company. In discharging these responsibilities you are required to ensure the adoption of safe methods of working and may not interfere with or misuse anything provided in the interests of health, safety and welfare. The Company will provide all reasonable assistance and training in relation to the management of health and safety.

Business Standards	You are required to conduct yourself in a manner consistent with the Company’s stated Business Standards, a copy of which is enclosed.

Security of Information	You are responsible for security of sensitive information in accordance with the provisions set out in Attachment A. Notwithstanding the foregoing, nothing in this contract of employment shall preclude you from making a protected disclosure in accordance with the provisions of the Public Disclosure Act 1998.

Inventions and Patents	You have responsibilities in respect of inventions and patents which are detailed in Attachment A.

Restrictions upon Termination	Upon termination of your employment with the Company (for whatever reason) you are subject to certain restrictions which are detailed in Attachment A.

Notice	(a) You will be entitled to receive 12 months notice in writing of termination of your employment from the Company and; or

at the Company’s sole discretion, without any due notice by paying to or for your benefit, a sum in lieu of the Notice Period or any unexpired part thereof.

The exception to the above is in the case of Change of Control, which is subject to the provisions as laid out in Attachment B.

(b) You are required to give 6 months’ notice of termination in writing to the Company. If you serve such notice, the Company shall be entitled to pay to or for your benefit a sum in lieu of your working the Notice Period or thereof.

(c) In the event that you are permanently disabled, which shall be deemed to be the case if you are absent due to sickness or injury beyond the 6 month period specified under the section headed “Sickness” above, the Company shall be entitled to terminate your employment by giving notice to you as specified in (a) above, less a period of 6 months. In such circumstances the Company will recommend to the Trustees of the BSPS that you be considered for an ill-health pension under the rules of the Scheme.

(d) The Company shall be entitled to terminate your employment immediately and without notice or payment if at any time during your employment you:

• become bankrupt (or equivalent in any other jurisdiction) or become the subject of an interim order under the Insolvency Act 1986 or make any arrangements or composition with your creditors; or

•      be convicted of any criminal offence (other than one which, in the reasonable opinion of the Board, does not affect your position as an employee of the Company, bearing in mind the nature of your duties and the capacity in which you are employed); or

• commit any act of dishonesty whether relating to the Company, other employees or otherwise; or

•      be guilty of any gross misconduct or any conduct calculated or tending to bring the Company or yourself into disrepute or be guilty of any material breach or material non-observance of any material provision of this Agreement; or

• cease to be capable of acting as a director pursuant to any UK statutes.

(e) If not terminated prior to your 60th birthday your employment will terminate without notice or payment on the last day of the month in which your 60th birthday falls.

(f) During the whole or any part of any notice period the Company will be under no obligation to assign to you any duties or functions or to provide any work for you (“garden leave”) and may at any time suspend (“suspension”) you from the performance of any duties or exclude you from the premises of the Company. During any such period of garden leave or suspension you will remain an employee of the Company and may not undertake other paid employment, including self-employment, or services as a Director of, or under contract to, another company.

(g) Upon termination of employment for any reason you will immediately return to the Company all papers, documents, computer stored information held on hard disk or floppy disk, books, accounts, drawings, credit cards, Company car, keys and other property belonging to or relating to the Company or any company in the Bunzl Group which are then in your possession and upon the Company’s request immediately in writing resign any directorship or other office which you may hold in the Company or any other company in the Bunzl Group without compensation for loss of such directorship, and transfer any nominee or other shares beneficially owned by the Company or any such company in the Bunzl Group to such person or company as the Company shall nominate. If you fail to resign any such position, the Company and all relevant companies in the Group are hereby irrevocably authorised to appoint someone in his name and on his behalf to sign any documents and do anything necessary to give effect to this resignation.

(h) Notwithstanding the termination of your employment (whether terminated on notice, and whether terminated by you or by the Company for whatever reason) the provision of Clauses – Notice and Attachment A shall continue in full force and effect in accordance with their respective terms.

Dealings in Shares	During the period of your employment you shall comply with all applicable laws, regulations and rules (whether statutory or otherwise) in force from time to time relating to dealings in shares, including without limitation, the “Model Code” forming part of the Listing Rules published by the UK Listing Authority from time to time. A copy of the current Model Code is available from the Company Secretary.

Enforcement of Agreement	The terms and conditions set out in this letter and its attachments form the agreement between yourself and the Company. No person who is not a party to this agreement (“Third Party”) has or shall have any rights under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of this agreement and no consent of any Third Party shall be required under that Act to any cancellations or variations of this agreement.

I hope this covers all the salient points. If you have any queries then please do not hesitate to contact me for clarification. Alternatively, would you please sign and return the enclosed copy of this letter and the attachments in confirmation of your acceptance of this position on the terms and conditions as set out above.

Yours sincerely

/s/ ANTHONY HABGOOD
Anthony Habgood
Chairman

I confirm my acceptance of the terms and conditions as set out above. I confirm they supersede all other agreements as stated in the second paragraph of this letter.

/s/ C P SANDER	19/1/05
C P Sander	Date

ATTACHMENT A

BUNZL PLC

Preventing Disclosure of Sensitive Information

The relationship between Bunzl plc (“the Company”) and its employees is founded on trust. In the course of employment by the Company, you may have access to Sensitive Information (as defined below) in order that you may carry out your duties. Disclosure of Sensitive Information to any customer or actual or potential competitor could place the Company at a serious competitive disadvantage and cause immeasurable financial and other damage to the business. It is therefore essential to ensure that Sensitive Information is identified and controls applied to prevent unauthorised disclosure. For the purposes of this Attachment A, references to the Company are deemed to include Bunzl plc and its subsidiary and associated companies from time to time.

Sensitive Information means all and any information (whether or not recorded in documentary form or on computer disk or tape) relating to the business methods, corporate plans, management systems, finances, maturing new business opportunities or research and development projects of the Company or relating to the marketing or sales of any past, present or future product or service of the Company including, without limitation, sales information and plans, market share and pricing statistics, marketing plans, market research reports, sales techniques, price lists, discount structures, advertising and promotional material, the names, addresses, telephone numbers and contact names of customers and potential customers of and suppliers and potential suppliers to the Company, the nature of their business operations, their requirements for any product or service sold to or purchased by the Company and all confidential aspects of their business relationship with the Company and any trade secrets, secret formulae, processes, inventions, designs, know-how, discoveries, technical information relating to the creation, production or supply of any past, present or future product or service of the Company. It will include any other information to which the Company shall attach an equivalent level of confidentiality or in respect of which it shall owe an obligation of confidentiality to any third party which:

•	you shall acquire at any time during your employment by the Company but which does not form part of your personal skill and experience; and

•	is not readily ascertainable to persons not connected with the Company either at all or without significant expenditure of labour, skill or money.

In order to safeguard the Company’s interests you must not:

•	at any time whether during or after the termination of your employment with the Company (unless expressly so authorised by the Company or as a necessary part of the performance of your duties with the Company) disclose to any person or other company or otherwise make use of any such Sensitive Information; or

•	at any time make any copy, abstract, summary or précis of the whole or any part of any document or record, including computer program systems and software, except when required to do so in the course of your employment, in which event the copy, abstract, summary or précis shall be the property of the Company.

For the protection of such Sensitive Information you must:

a.	ensure that any document originated or used by you and which contains Sensitive Information is classified and annotated as follows:

•	Confidential – information which is intended for a restricted audience either internally or externally. Such documents must be clearly marked with the appropriate circulation list or explicitly provide the recipient with authority to pass the information to another person/department where this is required for appropriate action to be taken;

•	Private – information which is intended for the addressee(s) only;

In addition, envelopes containing private information relating to individual employees should be marked “Addressee Only”;

b.	not disseminate information so classified outside the restricted circulation list without the prior consent of the author or someone more senior;

c.	ensure that all information identified as Confidential or Private is securely stored or disposed of appropriately;

d.	ensure that transmission of Sensitive Information over external networks, including the Internet, such as through Internet e-mail, is subject to appropriate protection; and

e.	return to the Company immediately upon written request and in any event on termination of your employment all documents, records (including computer-held records), computer disks, other media and other papers and property belonging to the Company and which are in your possession or control, including documents and records you have made in the course of your employment.

Any breach of these restrictions will render you liable to disciplinary action and/or to civil proceedings to restrain you from disclosing the Sensitive Information to a third party, or from making personal use of it without authority from the Chief Executive of the Company, and for damages if loss to the Company results from any unauthorised disclosure or use.

This restriction applies only to Sensitive Information as described above and shall not prevent:

a.	any disclosure or use authorised by the Company, required by law or made to enable you to properly perform your duties:

b.	you from using your personal skills in any business in which you are lawfully engaged without using Sensitive Information:

c.	the use of such Sensitive Information that is in or comes into the public domain in any way without breach of these restrictions by you.

Inventions and Patents

All discoveries, inventions, improvements, processes, designs or copyright works, which have been discovered, developed, part developed or made during the period of your employment with the Company either in the course of work undertaken on behalf of the Company or relating to products or services provided by the Company will be the sole property of the Company. You may not disclose any details of such discovery, invention, improvement, process, designs or copyright works to a third party without the prior written consent of the Chief Executive of the Company. Such inventions or developments cannot be promoted or sold, either complete or in part, without prior permission, in writing, from the Chief Executive of the Company.

You will be required to enter into such documents as may be necessary or appropriate in order to vest title to such discovery, invention, improvement, process, designs or copyright works in the Company and in the meantime are required, notwithstanding termination of your employment, to do all that is necessary to obtain patent or other protection and to hold all rights in connection with the discovery, inventions, improvement, process, design or copyright works in trust for the Company.

Restrictions upon Termination

During the course of your employment you will have access to customers as well as confidential information. In order to protect the Company’s business and its relationship with its customers you must not at any time during the twelve months immediately following the termination of your employment with the Company (for whatever reason) or, if earlier, the date on which you commence garden leave (as defined in your terms and conditions of employment) and whether on your own account or on behalf of any other person, firm or company:

•	solicit, entice or endeavour to entice away from the Company any person employed by the Company either at managerial level or in a sales capacity who had been so employed at the date of termination of your employment and with whom you had contact during the period of one year prior to that date;

•	solicit custom from or deal with any person firm or company who or which was a customer of the Company at the date of termination of your employment or during the period of one year prior to that date and with whom you had contact during that period in relation to any products or services of a type sold or manufactured by the Company in respect of the provision or sale of which you were concerned to a material extent during your employment with the Company;

•

in competition with the Company engage in or undertake work of a similar nature to that engaged in or undertaken by the Company in relation to the manufacture or sale of products or the provision of services being products or services with which you were concerned to a material extent and within the geographical area or areas in which you were employed or for which you had responsibility at the date of termination of your employment or during the period of one year prior thereto.

In the event of any infringement of these provisions the Company will take such steps as appropriate to protect its position which may include injunction proceedings and/or a claim for damages.

/s/ ANTHONY HABGOOD
Anthony Habgood
Chairman

I confirm that I will abide by the requirements and restrictions as set out above.

/s/ C P SANDER	19/1/05
C P Sander	Date

ATTACHMENT B

BUNZL PLC

Change of Control

(A)	Notwithstanding the provisions headed “Notice” you shall be entitled to terminate your employment forthwith by notice in writing to the Company where

(a)	such notice is given by you within 6 months of a Change of Control and prior to such notice there is without your consent a Diminution Event; or

(b)	the Company has given you notice following a Change of Control in accordance with paragraph (a) of the section headed “Notice” and for a period or periods in aggregate totalling 6 months has exercised its right to require you to remain on garden leave;

in which event you shall, subject to the remaining provisions of this Attachment, be entitled to receive the Agreed Payment.

(B)	For the purposes of this Attachment B

“Change of Control” shall mean any of the following:

(a)	the Company becoming a subsidiary within the meaning of Section 736 of the Companies Act 1985 of any other company (other than solely as a result of a group reconstruction not resulting in a material change in the identity of the ultimate shareholders of the Company);

(b)	one person (or several persons acting in concert) becoming entitled to exercise more than 50% of the votes capable of being exercised at a general meeting of the members of the Company or acquiring the right to appoint or remove a majority of the directors of the Company; or

(c)	the Company disposing of all or substantially all of the business, assets, and undertaking of the Company (other than to a company within the Bunzl Group).

For the purpose of this paragraph (B) persons will be “acting in concert” where they are actively co-operating with each other pursuant to an agreement or understanding, whether formal or informal.

“Diminution Event” shall mean any of the following:

(a)	a material diminution in your duties or responsibilities or reporting lines; or

(b)	any decrease in your salary or benefits (other than by reason of an existing link to the performance of the Company); or

(c)	you being offered a position with a successor employer to the Company which is not comparable with your existing role; or

(d)	you being required to relocate either your office location or your home residence over a distance of more than 30 miles.

(C)	For the purpose of this Attachment B the Agreed Payment shall be the aggregate of (i), (ii), (iii) and (iv) or, if less, the aggregate of (v) and (vi) following:

(i)	a sum equal to the aggregate of your basic annual salary and annual Supplement payable at the date of termination of this agreement;

(ii)	a sum equal to the average of the bonus paid to you for the three financial years immediately preceding the date of termination of this agreement (“the Average Bonus”);

(iii)	a sum equal to the annual taxable benefit value of the Company provided car and associated fuel and other taxable benefits provided to you, or the annual value of any allowances paid to you in lieu thereof, in either case as applicable at the date of termination of this agreement (together “the Annual Car Benefit”);

(iv)	a sum equal to the permitted maximum limit on pensionable earnings (as defined in Section 590C of the Income and Corporation Taxes Act 1988) for the tax year in which this agreement terminates or, if less, your annual base salary payable at the date of termination of this agreement, multiplied by the long term normal contribution rate paid by the Company as last determined by the BSPS actuary prior to the date of termination of this agreement (disregarding the then current state of funding) required to support future service benefits provided under BSPS (“the Annual Pension Contribution”);

(v)	a sum equal to the aggregate of your basic salary and the Supplement which would have been paid had this agreement continued from the date of termination of this agreement until the date of your sixtieth birthday;

(vi)	a sum equal to the aggregate of the Average Bonus (as defined in paragraph (C)(ii) above), the Annual Car Benefit (as defined in paragraph (C)(iii) above) and the Annual Pension Contribution (as defined in paragraph (C)(iv) above) pro rated according to the number of days from the date of termination of this agreement to the date of your sixtieth birthday.

Provided that where notice has already been given by the Company the Agreed Payment shall, other than in respect of the Average Bonus, be calculated only in respect of the remainder of the notice period and pro-rated downwards accordingly and, provided further that if you have received a bonus payment during the period that you have been on notice from the Company, the Agreed Payment shall not include any payment in respect of the Average Bonus.

(D)	Notwithstanding the provision of paragraph (A) above and in the circumstances therein described, the Company shall continue to provide death in service benefits and private medical insurance, each as provided to or for your benefit at the date of termination of this agreement, for a period commencing on the earlier of the Company’s notice or the date of termination of twelve (12) months or, if shorter, for the period from the date of termination of this agreement to the date of your sixtieth birthday.

(E)	If before you purport to exercise your right pursuant to paragraph (A) above you have already given notice to the Company of your intended termination of employment, you shall not be entitled to terminate this agreement and resign your employment hereunder in accordance with paragraph (A).

(F)	The Agreed Payment shall be payable within 28 days of the later of the termination of your employment or your compliance with a request under paragraph I below. The Company will deduct from the gross amount of the Agreed Payment such amount of tax as is properly deductible by the Company under prevailing law.

(G)	Payment to you of the amount referred to in this Attachment B and the provision of benefits pursuant to paragraph (D) above shall be in full and final settlement of any claim (other than in respect of amounts accrued due and unpaid at the date of termination or may be due under the rules of any share schemes) relating to your employment or its termination and as consideration for your agreement that you will continue to be bound by the provisions of this agreement (including without limitation Attachment A) which are expressed to continue after the termination of your employment. You shall, if requested to do so by the Company within one month of the termination of your employment, and as a precondition to payment to you of the Agreed Payment, sign any documents necessary to give effect to this paragraph (I).

/s/ ANTHONY HABGOOD
Anthony Habgood
Chairman

I confirm my acceptance of the terms and conditions as set out above.

/s/ C P SANDER	19/1/05
C P Sander	Date